UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: July 5, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

EXCHANGE OF THE SELF-RAISED FUNDS FUNDED

IN ADVANCE WITH PROCEEDS FROM THE ISSUANCE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

I.	STATUS OF THE FUND RAISING ACTIVITIES

As approved by the “Approval of the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited (Zheng Jian Xu Ke [2016] No. 8) 證監許可[2016]8號《關於核准中國東方航空股份有限公司非公開發行股票的批覆》” issued by the China Securities Regulatory Commission (the “CSRC”), China Eastern Airlines Corporation Limited (the “Company”) issued 1,327,406,822 RMB-denominated ordinary shares (A Shares) at an issue price of RMB6.44 per share by way of non-public issuance, raising a total of RMB8,548,499,933.68. After deducting issue expenses of RMB8,525,399.97, the net proceeds amounted to RMB8,539,974,533.71. The said proceeds were remitted to the Company’s account on 27 June 2016 and verified by Ernst & Young Hua Ming LLP (安永華明會計師事務所(特殊普通合夥)) which issued the capital verification report (Ernst & Young Hua Ming (2016) Yan Zi No. 61056687-B02) on 28 June 2016.

In order to regulate the management and use of proceeds of the Company and to safeguard the interests of investors, the Company established an exclusive account for the proceeds. Upon receipt, all proceeds were deposited into the exclusive account and proceeds supervision agreement was signed with the sponsor and the commercial bank to which the proceeds were deposited. For details, please refer to the Company’s announcement on the signing of tripartite supervision agreement for the exclusive account for proceeds published on China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange, as well as the overseas regulatory announcement published on the website of The Stock Exchange of Hong Kong Limited on 4 July 2016.

II.	DESCRIPTION ON THE INVESTMENT PROJECTS UTILISING THE PROCEEDS AS COMMITTED IN THE APPLICATION DOCUMENT FOR THE ISSUANCE

On 16 June 2015, the 2014 annual general meeting, the first A shareholders class meeting and H shareholders class meeting of 2015 of the Company considered and approved the “Proposal for the Non-public Issuance of A Shares to Specific Subscribers by China Eastern Airlines Corporation Limited” and “the Proposal for the Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited”. On the same date, pursuant to the authorization granted at the aforesaid annual general meeting, the Company convened the fifteenth ordinary meeting of the seventh session of the board of directors, at which the “Resolution in Relation to the Adjustment of the Model and Number of Aircraft Proposed to be Purchased with the Proceeds from the Non-public Issuance of A Shares and Other Related Matters” was considered and approved and corresponding modifications were agreed to be made to the proposal on this Non-Public Issuance of A shares and other related matters regarding the use of proceeds in the feasibility report on the use of proceeds.

The amount of gross proceeds proposed to be raised from this non-public issuance will be no more than RMB15,000 million. The net proceeds after deducting the issue expenses were proposed to be applied to the following projects:

No.	Name of project	Investment amount in the project (RMB hundred million)	Proceeds to be applied to the project (RMB hundred million)

1	Purchase of 28 aircraft	121.27	120.00
2	Repayment of loans from financial institutions	31.69	30.00
Total		152.96	150.00

(I)	Purchase of 28 aircraft

The Company proposed to use the proceeds from this non-public issuance of RMB12,000 million to introduce 28 aircraft in the second half of 2015 and in 2016.

The total consideration for the purchase is USD1,974 million (equivalent to approximately RMB12,127 million).

(II)	Repayment of loans from financial institutions

The Company proposed to apply RMB3,000 million out of the proceeds from the non-public issuance to repay the following bank loans:

No	Financial Institution	Balance of loan (USD ten thousand)	Balance of loan (RMB ten thousand)	Payment due date

1	Changning branch of Industrial and Commercial Bank of China	14,000.00	86,007.60	22 June 2015
2	Shanghai first branch of China Construction Bank	6,913.95	42,475.13	31 July 2015
3	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,000.00	30,717.00	02 August 2015
4	Shanghai first branch of China Construction Bank	6,720.10	41,284.26	29 September 2015
5	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,000.00	30,717.00	08 October 2015
6	Shanghai branch of China Development Bank	5,898.33	36,235.82	13 December 2015
7	Shanghai branch of Bank of China	8,057.01	49,497.40	18 December 2015
	Total	51,589.38	316,934.21

Note:	All the loans above are denominated in U.S. dollar; the mid-point exchange rate of USD 1 to RMB6.1434 prevailing on 1 April 2015 is used to calculate the above RMB amount.

In the event that the actual amount of net proceeds raised from the issuance is less than the amount of proceeds proposed to be applied to the investment projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of proceeds will be applied to the investment projects in proportion (the purchase of 28 aircraft and repayment of loans from financial institutions shall account for 80% and 20%, respectively). If there is any remaining proceeds after the planned investment, such proceeds will be applied to supplement the working capital of the Company. Before the proceeds from the non-public issuance are available, the Company may fund part of its investment in the projects in advance by self-raised funds to capitalise on market opportunities. The proceeds, once available, will be exchanged with the self-raised funds.

III.	INVESTMENT OF THE SELF-RAISED FUNDS IN THE TARGETED PROJECTS

To ensure the progress of the targeted projects, before the proceeds from the non-public issuance become available, the Company used self-raised funds to fund the targeted projects in advance. According to the Specific Verification Report (Ernst & Young Hua Ming (2016) Zhuan Zi No. 61056687-B38) issued by Ernst & Young Hua Ming LLP, as of 31 May 2016, the actual amounts invested in advance using self-raised funds amounted to RMB13,134.1839 million, details of which are as follows:

No.	Name of project	Amount invested in advance using self-raised funds as of 31 May 2016 (RMB ten thousand)

1	Purchase of 28 aircraft	991,485.63
2	Repayment of loans from financial institutions	321,932.76
Total		1,313,418.39

(I)	Purchase of 28 aircraft

As of 31 May 2016, the Company had paid the consideration for 28 aircraft in an amount of RMB9,914.8563 million, translated at the exchange rate on the first business day of the month in which the aircraft was introduced, using self-raised funds.

(II)	Repayment of loans from financial institutions

As of 31 May 2016, the Company had repaid USD-denominated loans in the amount of approximately USD500 million, equivalent to RMB3,219.3276 million, using self- raised funds.

The total actual net proceeds from the non-public issuance of A Shares of the Company amounted to RMB8,539,974,533.71. In accordance with the relevant terms under the proposal on the non-public issuance of A shares, the Company proposed to use the net proceeds raised from the non-public issuance of A Shares, on a 4:1 ratio, to exchange with part of the aforesaid self-raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions, which amounted to RMB6,831,979,626.97 and RMB1,707,994,906.74, respectively.

IV.	PROCEDURES ADOPTED BY THE BOARD OF DIRECTORS IN REVIEWING THE EXCHANGE OF SELF-RAISED FUNDS FUNDED IN ADVANCE WITH PROCEEDS FROM THE ISSUANCE AND ITS COMPLIANCE WITH REGULATORY REQUIREMENTS

On 4 July 2016, the Resolution on the Use of Proceeds Raised from the Non-public Issuance of A Shares of the Company to Exchange with Self-raised Funds Funded in Advance was considered and approved by the second ordinary meeting of the eighth session of the board of directors of the Company, which consented to the Company’s use of net proceeds from the non-public issuance of A Shares in the amount of RMB8,539,974,533.71, on a 4:1 ratio, to exchange with the self-raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions. For details, please refer to the Company’s Announcement on the Resolutions of the Second Ordinary Meeting of the Eighth Session of the Board of Directors published on China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn), and its overseas regulatory announcement published on the website of The Stock Exchange of Hong Kong Limited on 4 July 2016.

The exchange of the self-raised funds used in advance with the proceeds from the issuance does not contradict with the plan of implementation of the targeted projects; it does not affect the normal progress of the targeted projects; there exists no change in the targeted use of proceeds; there is no circumstance detrimental to the interests of shareholders of the Company; the period between the time of exchange and the time of availability of the proceeds from the issuance does not exceed six months and is therefore in compliance with the relevant requirements of the “Guidelines on the Supervision and Administration on Listed Companies No. 2 – Supervision and Administration Requirements for Listed Companies on the Management and Utilization of Raised Funds issued by China Securities Regulatory Commission” and the “Measures for the Management of Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision)”.

V.	SPECIFIC OPINIONS

(I)	Verification opinions of the accounting firm

Ernst & Young Hua Ming LLP has conducted specific review on the actual use of self-raised funds on the targeted projects of the Company and issued the “Specific Verification Report (Ernst & Young (2016) Zhuan Zi No. 61056687-B38)”.

Ernst & Young Hua Ming LLP considered the “Specific Opinions on Funding the Targeted Projects in Advance with Self-Raised Funds by China Eastern Airlines Corporation Limited” prepared by the Company to be in compliance with provisions under the “Measures for the Management of Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision)” and in line with the actual circumstances.

(II)	Examination opinions of the sponsor

China International Capital Corporation Limited, being the sponsor, conducted specific examination on the Company’s exchange of the self-raised funds used in advance for funding the targeted projects with the proceeds from the issuance. It considered that the use of the self-raised funds used in advance for funding the targeted projects has undergone the specific audit conducted by Ernst & Young Hua Ming LLP, which issued the Specific Verification Report (Ernst & Young (2016) Zhuan Zi No. 61056687-B38); the Resolution on the Use of Proceeds Raised from the Non-public Issuance of A Shares of the Company to Exchange with Self- raised Funds Funded in Advance” has been considered and approved by the second ordinary meeting of the eighth session of the Board and the second meeting of the eighth session of the supervisory committee of the Company; the independent non-executive directors of the Company have expressly issued their consent opinions; the approval procedures which are necessary at this stage have been performed; it is in compliance with the relevant requirements of the “Guidelines on the Supervision and Administration on Listed Companies No. 2 – Supervision and Administration Requirements for Listed Companies on the Management and Utilization of Raised Funds”, the “Measures for the Management of Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision)”. The sponsor agrees to the Company’s exchange of the self-raised funds used in advance for funding the targeted projects with the proceeds from the issuance in the amount of RMB8,539,974,533.71.

(III)	Opinions of the independent non-executive directors

The opinions of the independent non-executive directors of the Company are as follows: Before the proceeds from the non-public issuance become available, the Company’s decision to fund the targeted projects in advance by using self-raised funds has been made based on the actual needs of business operation and is in line with the interests of the Company, and is not detrimental to the interests of minority shareholders of the Company. The exchange of the self-raised funds used to fund the targeted projects in advance by the Company with proceeds from the issuance is favorable to regulating the use and management of the proceeds raised and reducing the finance costs of the Company. The approval and decision-making procedures are also in compliance with the relevant requirements of the “Guidelines on the Supervision and Administration on Listed Companies No. 2 – Supervision and Administration Requirements for Listed Companies on the Management and Utilization of Raised Funds issued by China Securities Regulatory Commission” and the “Measures for the Management of Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision)”. The independent non-executive directors agree to the Company’s implementation of the above matters.

(IV)	Opinions of the Supervisory Committee

The supervisory committee of the Company considers that the procedure for approving the exchange of the self-raised funds used to fund the targeted projects in advance by the Company with proceeds from the issuance is in compliance with the relevant requirements of the CSRC and the Shanghai Stock Exchange as well as the established policies of the Company. It is beneficial to the healthy development and the long-term interests of the Company and there is no circumstance that is detrimental to the shareholders. The decision-making process complies with laws and regulations.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
4 July 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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